Phyllis A. Knight Executive Vice President and Chief Financial Officer pknight@championhomes.net	Champion Enterprises Inc. 2701 Cambridge Court Suite 300 Auburn Hills, MI 48326 248.340.0880

August 23, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Attention:	Rufus Decker
Accounting Branch Chief

RE:	Champion Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 30, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 1-9751
Dear Mr. Decker:
          The following is our response to written comments received from the staff of the Securities and Exchange Commission in a letter dated July 31, 2007.
FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006
General
1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Drafts of additional disclosures or other revisions resulting from our responses to the written comments are included in our responses below. All such revisions will be included in our future filings, including interim filings, as appropriate.
Selected Financial Information, page 19
2.	Please tell us how you determined that it was appropriate to include your loss (gain) on debt retirement as a component of operating income (loss) instead of including it around net interest expense in your income statements. Please cite the accounting literature used to support your conclusion.

We classified gain or loss on debt retirement as a separate line item in accordance with APB 26, “Early Extinguishment of Debt.” Paragraph 20 of APB 26 states that “A difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.” While we have not found any accounting literature that is directly on point, we felt that classification of the gain or loss on early extinguishment of debt as a component of operating income, clearly delineated as a separate item, was appropriate. However, if the Staff believes that another presentation is more appropriate, we will reclassify this item accordingly in future periods.
Financial Statements
Note 8-Goodwill, page F-24
3.	Please disclose goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated. See paragraph 45 of SFAS 142.
As stated in Note 1, “Summary of Significant Accounting Policies,” under “Goodwill” (page F-11), goodwill relates to both the manufacturing and international segments. As stated in Note 2, “Acquisitions” (page F-14), the international segment is comprised solely of Calsafe / Caledonian, which was acquired in 2006. The goodwill amount for the Calsafe / Caledonian acquisition is noted both in Note 2 on page F-16 and in Note 8 on page F-25. The balance of the goodwill is related to the manufacturing segment.

In future filings, we will more specifically disclose the amount of goodwill allocable to and any significant changes in goodwill for each reportable segment. A draft of such disclosure follows:

	Manufacturing	International
	Segment	Segment	Total
		(In thousands)
Balance at January 1, 2005	$126,591	$—	$126,591
New Era acquisition	27,554		27,554
Foreign currency translation changes	29		29

Balance at December 31, 2005	154,174	—	154,174

New Era acquisition	(950)		(950)
North American acquisition	21,785		21,785
Calsafe acquisition		91,264	91,264
Highland acquisition	10,222		10,222
Foreign currency translation changes	(3)	11,297	11,294

Balance at December 30, 2006	$185,228	$102,561	$287,789

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007
Note 6-Debt, page 8
4.	You indicate that as of June 30, 2007, you were in compliance with all restated credit agreement covenants. However, in your Form 10-Q for the quarter ended March 31, 2007 and your Form 10-K for the year ended December 31, 2006, you indicate that you will likely be unable to remain in compliance with the current covenants during 2007. Please confirm that as of June 30, 2007 that you will likely be able to remain in compliance with the current covenants during 2007. Otherwise, if you will likely be unable to remain in compliance with the current covenants during 2007, please tell us why you believe your presentation of debt as non-current on the balance sheet is appropriate. Please also tell us why you thought that it was appropriate to present your debt as non-current in your balance sheet as of December 31, 2006 and March 31, 2007. Refer to EITF 86-30 and paragraph 7 of ARB 43, Chapter 3A, as amended by SFAS 78. Additionally, in future filings, please disclose the consequences for a breach of your covenants, regardless of your ability or intention to cure the violation.

We confirm that as of June 30, 2007, for at least the next four quarters, we will likely be able to remain in compliance with all Restated Credit Agreement covenants, as amended.

The debt obligations under the Restated Credit Agreement were presented as non-current as of December 31, 2006 in accordance with the EITF 86-30 consensus. Scenario 3 thereof specifically addresses our situation, wherein “the borrower meets the current covenant requirements, and it is probable that the borrower will fail to meet a more restrictive covenant requirement applicable at the compliance date in three months.”

The debt obligations under the Restated Credit Agreement were presented as non-current as of March 31,2007 because the Company was (a) in compliance with the amended covenants as of that date, and (b) in the process of refinancing a portion of the debt on a long-term basis and expected to obtain a more permanent amendment of the Restated Credit Agreement in connection therewith. As of the date we filed our 10-Q for the quarter ended March 31, 2007, we expected to have completed these activities prior to June 30, 2007. We later decided to seek, and in June obtained, a more extended amendment covering the remainder of 2007. While we continue to consider and review with our investment bankers a long-term refinancing of a portion of the debt, we expect to remain in compliance with all amended covenants.

In future filings we will disclose the consequences of any potential covenant violation. A draft of such disclosure follows:
Violations of any of the covenants in the Restated Credit Agreement, if not cured or waived by the lenders, could result in a demand from the lenders to repay all or a portion of the Term Loans and the termination of the letter of credit and revolving line of credit facilities. In the event this were to occur, we would seek to refinance the related indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 16
5.	Your Form 10-Q for the quarter ended June 30, 2007 does not discuss the business reasons for the changes in general corporate expenses line item between periods in MD&A. This line item is a reconciling item between your segment income measures and pretax income (loss) from continuing operations in the segment footnote. Please discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results.

General corporate expenses declined by $189,000, or 2.5%, for the second quarter and $527,000, or 3.1%, for the year-to-date period versus the comparable periods of the prior year. No discussion of these changes were included in the Form 10-Q as these changes were deemed to be immaterial. In prior Form 10-Q and Form 10-K filings, we have discussed the reasons for significant variations in general corporate expenses when they occurred.

For the Staff’s information, the decline in general corporate expenses for the quarter ended June 30, 2007 was a result of a modest decline in information technology expenditures, partially offset by higher legal and professional fees. For the six-months ended June 30, 2007, the decline in general corporate expenses was a result of modest declines in information technology expenditures and incentive compensation expense, partially offset by an increase in legal and professional fees.

6.	You indicate that pro forma operating income for the three and six months ended June 30, 2007 would have decreased by 20% and 82%, respectively, versus the three and six months ended July 1, 2006, compared to decreases of 12% and 77% reported in the table. It is not appropriate to discuss pro forma results below the gross profit line item. A discussion of pro forma operating income can be misleading because you cannot meaningfully or accurately depict what operating results would have been had the acquisitions occurred at the earlier date. Please revise your MD&A to discuss pro forma results through gross profit only and to remove your discussion of pro forma operating income.

In future filings, we will discuss pro forma results through the gross profit line and will not include a discussion of pro forma operating income. A draft of such disclosure follows:
The inclusion of the 2006 acquisitions in our consolidated results, since their respective acquisition dates, contributed to an increase in net sales and gross margin during the three and six months ended June 30, 2007 as compared to the corresponding periods of 2006. On a pro forma basis, assuming we had owned these acquisitions as of the beginning of 2006, consolidated net sales for the three and six months ended June 30, 2007 would have decreased by 13% and 24%, respectively, versus the three and six months ended July 1, 2006, compared to decreases of 11% and 18% reported in the table above. Pro forma gross margin for the three and six months ended June 30, 2007 would have decreased by 13%

and 33%, respectively, versus the three and six months ended July 1, 2006, compared to decreases of 9% and 25% reported in the table above.
*     *     *     *     *     *
In connection with our response to your comments, we acknowledge that the we are responsible for the adequacy and accuracy of the disclosures in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to these responses, please feel free to contact me at (248) 340-0880.

Very truly yours,

/s/ Phyllis A. Knight

Phyllis A. Knight Executive Vice President and Chief Financial Officer